ADAR1 Capital Management

KEROS THERAPEUTICS MUST ACT NOW TO REPOSITION THE COMPANY AND RESTORE STOCKHOLDER CONFIDENCE

MAY 2025

FORWARD LOOKING STATEMENT

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of ADAR1 Capital Management ("ADAR1 Capital") and are based on publicly available information with respect to the Company and the other companies referred to herein. ADAR1 Capital recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead such companies to disagree with ADAR1 Capital's conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the Securities and Exchange Commission (the "SEC") or other regulatory authorities and from other third-party reports.

ADAR1 Capital has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. ADAR1 Capital does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes.

No representation or warranty, express or implied, is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Past performance is not an indication of future results. Neither ADAR1 Capital nor any of its affiliates shall be responsible or have any liability for any misinformation contained in any statement by any third party or in any SEC or other regulatory filing or third-party report.

Unless otherwise indicated, the figures presented in this presentation have not been calculated using generally accepted accounting principles ("GAAP") and have not been audited by independent accountants. Such figures may vary from GAAP accounting in material respects and there can be no assurance that the unrealized values reflected in this presentation will be realized. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the opportunities identified by ADAR1 Capital herein are based on assumptions that ADAR1 Capital believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security. ADAR1 Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. ADAR1 Capital disclaims any obligation to update the data, information or opinions contained in this presentation.

This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and words such as "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this presentation that are not historical facts are based on current expectations, speak only as of the date of this presentation and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ADAR1 Capital. Although ADAR1 Capital believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this presentation, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included in this presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying those forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ADAR1 Capital will not undertake and specifically disclaims any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this presentation to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Under no circumstances is this presentation intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. This presentation does not recommend the purchase or sale of any security, and should not be construed as legal, tax, investment or financial advice, and the information contained herein should not be taken as advice on the merits of any investment decision.

Funds and investment vehicles managed by ADAR1 Capital currently beneficially own shares of the Company. These funds and investment vehicles are in the business of trading – buying and selling – securities and may continue trading in the securities of the Company. You should assume such funds and investment vehicles will from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, ADAR1 Capital beneficial ownership of shares of, and/or economic interest in, the Company's common stock may vary over time depending on various factors, with or without regard to ADAR1 Capital's views of the Company's business, prospects or valuation (including the market price of the Company's common stock), including without limitation, other investment opportunities available to ADAR1 Capital, concentration of positions in the portfolios managed by ADAR1 Capital, conditions in the securities markets and general economic and industry conditions. ADAR1 Capital also reserves the right to change its intentions with respect to its investments in the Company and take any actions with respect to investments in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions.

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and ADAR1 Capital's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names or the goods and services sold or offered by such owners.

Why We Are Withholding Votes for Two Directors This Year

ADAR1 intends to “WITHHOLD” votes for Dr. Mary Ann Gray and Dr. Alpna Seth at the 2025 Annual Meeting

- ADAR1 Capital Management has been a committed investor in Keros Therapeutics for nearly two years and is the Company’s largest stockholder, owning approximately 13.3% of its outstanding shares
- We are deeply concerned with the negative clinical results for KER-012 and KER-065 and believe further development of these assets by Keros would be value-destructive to stockholders
- We have urged Keros to discontinue its development of KER-012 and KER-065 and to narrow its focus to deliver value from KER-050 (“elritercept”), which the Company is developing in partnership with Takeda Pharmaceuticals
- Unfortunately, Keros has disregarded our recommendations and continues to burn cash at a rate of approximately $40 million per quarter[1] due to an excessive cost structure and an unfocused strategy
- We believe a new approach is urgently needed, and in our view, the best path forward is to restructure the business, significantly reduce headcount, return excess capital to stockholders, and focus on supporting the Takeda licensing partnership for KER-050
- If the Board is unwilling or unable to make the necessary changes to right-size the business and prioritize value-enhancing initiatives, then it may be time to consider new leadership
- Given our loss of confidence in the Board’s oversight of the Company’s strategy, ADAR1 intends to “WITHHOLD” votes for Dr. Mary Ann Gray and Dr. Alpna Seth — the two directors up for election at the Annual Meeting not affiliated with a stockholder

ADAR1 Capital Management

1. Source: Company financials. Based on Q1 2025 results as filed on Form 10-Q.

Table of Contents

EXECUTIVE SUMMARY

Executive Summary

We believe Keros' Board of Directors is squandering the Company's potential

We believe the Board and leadership team mismanaged Keros' clinical pipeline

- Two of Keros' assets (KER-012 and KER-065) are, in our view, no longer viable development candidates for Keros due to alarming clinical side effects
- The disappointing KER-012 and KER-065 clinical data caused the Company's stock price to plummet and analysts to reevaluate Keros' prospects
- Despite serious safety issues, Keros' Board is attempting to proceed with developing KER-012 in a subset of Pulmonary Arterial Hypertension (PAH) patients or in other indications, which we believe will put stockholder value at risk
- We see no justification for continuing to allocate stockholder capital to KER-012 or KER-065, yet Keros continues to burn ~$40 million in cash each quarter
- In our view, the Company's capital allocation and clinical development strategy raises serious questions about the Board's judgment and priorities and its ability to effectively oversee the recently announced strategic alternatives review process

Keros has not created value for stockholders

- The Company's stock price has declined over every relevant time period and has consistently underperformed its peers and industry benchmarks
- The Company has failed to deliver value during the tenures of each of the incumbent directors

Keros is overcapitalized and inefficient

- Keros has more than $720 million in cash on its balance sheet as of March 31, 2025
- In our view, this cash balance is grossly excessive relative to the Company's clinical opportunities and any credible use of capital under consideration in the strategic alternatives review
- Despite its seemingly limited prospects, Keros continues to operate with an outsized employee base and R&D spend

Keros must take immediate action to reposition the Company for value creation

- We have requested that the Board add one new director from ADAR1 to help ensure that stockholder interests remain aligned with long-term strategic decision-making. Unfortunately, the Board did not agree to our request
- If the Company continues on its current path, it risks burning through its cash reserves and squandering the full value of the Takeda partnership within a few short years
- We believe Keros must act now; in our view, the best path forward for Keros and its stockholders is to:
  - Immediately restructure the business and reduce headcount by at least 70%;
  - Return excess cash to stockholders; and
  - Ensure that stockholders capture the upside from the Takeda partnership through a contingent value right or similar mechanism

About Keros Therapeutics (NASDAQ: KROS)

Keros is a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of treatments for patients suffering from hematological, pulmonary, and cardiovascular disorders

- Keros is focused on product candidates designed to alter transforming growth factor-beta (TGF-β) signaling and target pathways critical for the growth, repair, and maintenance of numerous tissue and organ systems
- Keros currently has three key therapeutics in its development pipeline:
  - **KER-050** ("elritercept"): for treatment of low blood cell counts in patients with myelodysplastic syndromes and myelofibrosis
  - **KER-012** ("cibotercept"): for treatment of pulmonary arterial hypertension
  - **KER-065**: for treatment of obesity and neuromuscular diseases
- Keros recently announced several concerning clinical updates which contributed to significant downward pressure on the stock
  - Dec. 12, 2024: Pericardial effusions were observed in two out of three treatment arms in the TROPOS Phase 2 trial for KER-012; the Company halted dosing in these two arms. In January, all arms were halted after observing additional events
  - Mar. 31, 2025: Phase I data for KER-065 revealed concerning side effects, including substantial increases in hemoglobin, creatine phosphokinase, and lipase
- The Company is burning approximately $40 million of cash per quarter
- The Company has over $720 million of cash as of March 31, 2025, and a negative enterprise value

Indexed Total Shareholder Return Since IPO[1]



300%
200%
100%
0%
(100%)
2020
2021
2022
2023
2024
2025
12%
-31%
Keros
Nasdaq Biotech Index

Company Overview[2]

Market Value ($M)	$560.2
Enterprise Value ($M)	($160.4)
Cash and Equivalents ($M) (as of 3/31/25)	$720.5
Cash and Equivalents as a % of Current Market Value	129%
Employees (as of 3/31/25)	163
Headquarters	Lexington, MA

ADAR1 Capital Management

1. Source: FactSet. Data from April 8, 2020 through May 6, 2025.
2. Source: FactSet, Company filings. Data as of May 1, 2025 unless otherwise noted.

Overview of ADAR1 and Our Engagement with Keros Therapeutics

Firm Overview:

- Established in October 2018 | Headquartered in Austin, TX | $819+ million of AUM[1]
- Founded by Dr. Daniel Schneeberger, who brings over 20 years of experience across scientific research, healthcare consulting, institutional investing and executive leadership in the healthcare industry
- Team of experienced professionals with deep medical and scientific expertise and a strong track record of biopharmaceutical investing

We are long-term investors and were enthusiastic believers in Keros Therapeutics until recent developments. We have maintained a position in Keros since August 2023

1. Source: Q1 2025 ADV filing.

ADAR1 Intends to Vote "WITHHOLD" on Dr. Mary Ann Gray and Dr. Alpna Seth

We are disappointed with the Company's trajectory and believe that change is needed to protect stockholder value

Keros' Board has not created value and must be held accountable

- Keros has underperformed its peers and the applicable indices over every relevant time period and since its IPO, and the Company remains persistently undervalued
- In our view, Keros lacks a clear, focused strategy for capital allocation
- Investors appear to assign little value to Keros' highest potential asset (elritercept) and are assuming that the trend of wasteful spending will continue
- We have lost confidence in the Board's ability to examine a full range of strategic alternatives and take the necessary steps to unlock value
- As members of the Compensation Committee, Dr. Gray and Dr. Seth have approved outsized executive compensation packages despite Keros' accumulating net operating losses and stock price decline
- We believe the Board needs meaningful refreshment to incorporate new perspectives and implement a more durable long-term strategy



Dr. Mary Ann Gray

- **No track record of creating value at Keros**
  (33%) annualized TSR during tenure
- **Poor track record of creating value as a director**
  Overall average annualized TSR vs. Biotech Index is (38%)[1]
- **Appears uninterested in stockholder engagement**
  Repeatedly rejected our requests for a discussion
- **Minimal alignment with stockholders**
  Does not own any shares of common stock



Dr. Alpna Seth

- **No track record of creating value at Keros**
  (44%) annualized TSR during tenure
- **Poor track record of creating value as a director**
  Overall average annualized TSR vs. Biotech Index is (5%)[1]
- **Appears uninterested in stockholder engagement**
  Repeatedly rejected our requests for a discussion
- **Minimal alignment with stockholders**
  Does not own any shares of common stock

1. Source: FactSet, Bloomberg, Diligent, Boardroom Alpha. Data as of May 6, 2025.

WE BELIEVE KEROS’ BOARD AND LEADERSHIP TEAM HAVE MISMANAGED THE CLINICAL PIPELINE

Cibotercept (KER-012) Is Unsafe in PAH

Given what is likely an on-target safety risk associated with cibotercept, we do not believe a viable development path exists

- Pericardial effusions are a potentially-fatal side effect that have shown up across dose levels. As a result, the DSMB required halting dosing in all arms
- Pericardial effusions are the result of fluid building up around the heart, which can impair cardiac function and potentially cause heart failure
- KOLs suggest that these are likely an on-target effect of the drug


24-week treatment period
Double-blind, placebo-controlled
N~90, up to 115 Stratified Randomization 2:2:2:3
4.5 mg/kg KER-012 (Q4W)
Dosing halted in Dec.
3.0 mg/kg KER-012 (Q4W)
Dosing halted in Dec.
1.5 mg/kg KER-012 (Q4W)
Dosing halted in Jan.
Placebo (Q4W)
Dosing halted in Jan.

> I don't think this drug has a future based on what we have [seen] so far. [We] need to look at the data, but right now, it's radioactive.
>
> Even if [they] identify a phenotype [of patients less prone to pericardial effusions], I would still worry. I will always be worried about safety risk.
>
> – PULMONOLOGIST AT MAJOR ACADEMIC MEDICAL CENTER

> They clearly must have seen some dose-dependent effect, and that indicates that it's likely drug related …
>
> – PULMONOLOGIST AT MAJOR ACADEMIC MEDICAL CENTER

Cibotercept (KER-012) Has No Future in Osteogenesis Imperfecta (OI) or Other Indications

Given what is likely an on-target safety risk associated with cibotercept, we do not believe a viable development path exists

- **It will be quite difficult to overcome the safety risk from the PAH trial** if cibotercept is brought into other indications such as OI, particularly given the clean safety profile of a competing program, setrusumab[1]. OI was one of the initial indications for cibotercept
  - Given that the population for preventing fractures in OI is predominantly pediatric — and with a potentially safer approved alternative (setrusumab) on the horizon — the **threshold for an acceptable safety profile in this population is likely to be high**
  - **OI is a disease driven by defective collagen**, which has wide-ranging implications, including **weakened vasculature and an elevated risk of cardiovascular complications**. Introducing a therapy that may further increase the likelihood of pericardial effusions adds a **significant and unacceptable layer of risk for this patient population**
  - **A drug with a history of pericardial effusions may face significant regulatory hurdles** in securing IND approval for OI at efficacious doses and could potentially require the development of a dedicated animal model to assess this risk

> "If signaling of TGF-β is affecting the vascular [system], then I don't see why that wouldn't apply to [patients with] OI or osteoporosis.
>
> — ENDOCRINOLOGIST AT MAJOR ACADEMIC MEDICAL CENTER

> "I can't say if [pericardial effusions] would just be seen in PAH patients. I would guess that it would carry over to OI patients too. I don't see a reason why not.
>
> — ENDOCRINOLOGIST AT MAJOR ACADEMIC MEDICAL CENTER

[1]Setrusumab has received orphan drug designation from both the FDA and the European Medicines Agency (EMA) for the treatment of OI. Additionally, it has been granted Breakthrough Therapy designation by the FDA and PRIME designation by the EMA, highlighting its potential as a significant advancement in the treatment of this rare disease. Currently, setrusumab is being evaluated in Phase 3 clinical trials, including the Orbit and Cosmic studies, which are assessing its efficacy and safety in pediatric and young adult patients with OI.

Cibotercept (KER-012) Has No Future in Osteogenesis Imperfecta (OI) or Other Indications (Cont.)

KER-012 biomarker data falls short of the (safer) competition

- KOLs and literature suggest that P1NP is the most predictive biomarker for bone growth in OI
- Cibotercept's P1NP data is inferior to setrusumab's Ph3 dose across all doses and misses our KOL's bar for efficacy

Setrusumab vs KER-012 P1NP — % change from baseline (estimated)



Reminder: all doses from 1.5 mg/kg to 4.5 mg/kg were halted in the TROPOS study due to pericardial effusions
70%
60%
50%
40%
30%
20%
10%
0%
68%
18%
19%
16%
41%
50% KOL bar for efficacy
Setrusumab 20 mg/kg Day 30
KER-012 0.75 mg/kg Day 28
KER-012 1.5 mg/kg Day 28
KER-012 3.0 mg/kg Day 28
KER-012 5.0 mg/kg Day 28

% change from baseline (estimated)

BSAP	~40%	~25%	~36%	~31%	~37%
OC	~11%	~20%	~21%	~26%	~39%

BSAP & OC are less predictive than P1NP, according to KOLs

> We want to see a 50% change in bone turnover markers (P1NP) … We need to see a big change to make a determination. 2-20% might as well be within the margin of error.
>
> — ENDOCRINOLOGIST AT MAJOR ACADEMIC MEDICAL CENTER

> I use P1NP in my practice to see if patients are compliant or if they should switch therapy … I would prefer the drug with the higher P1NP delta.
>
> — ENDOCRINOLOGIST AT MAJOR ACADEMIC MEDICAL CENTER

Source: Glorieux F, et al. "Setrusumab for the treatment of osteogenesis imperfecta (OI): Results from the Phase 2b ASTEROID Study" ASBMR, 2021, Company Presentation

Cibotercept (KER-012) Has No Future in Osteogenesis Imperfecta (OI) or Other Indications (Cont.)

Given the long timelines and high development costs, we believe pursuing cibotercept for OI is a negative NPV investment

- Even if cibotercept can overcome the significant safety concerns in OI, its **limited efficacy and weak commercial potential make it an NPV-negative investment**
- Based on Ultragenyx's development costs of setrusumab, **we expect that it will cost at least $600 million in R&D expenses and take at least 8-9 years to complete clinical development in OI**
  - Cibotercept would likely require redosing in Phase 1 trials to identify a safe and effective dose, and could also require the development of a specialized animal model to evaluate the risk of pericardial effusions
  - We anticipate significant enrollment difficulties for cibotercept in OI due to its safety overhang. Notably, even without safety concerns, the setrusumab Phase 2/3 trial took over 3 years to complete enrollment

Based on the biomarker data shown to date, if cibotercept works in this indication, setrusumab is highly likely to have succeeded 7-8 years prior


2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
ultragenyx
Phase 2/3
Launch
7–8-year delay to market
KEROS THERAPEUTICS
Phase 1 prep
Phase 1
Phase 2 prep
Phase 2
Phase 3 prep
Phase 3
Launch

We believe the probability that setrusumab fails while cibotercept succeeds is extremely low. The more plausible scenarios — that both drugs succeed or both fail — suggest a very limited or potentially non-existent market opportunity for cibotercept in OI

Source: Company presentations and filings from Ultragenyx, internal analysis. Note: *NPV assumptions: Analysts assume at most 25% penetration into OI, the child/adolescent population, which is the group with the highest fracture rate and the target population for clinical trials. Sellside analyst consensus models $1.5 to $1.6B in peak sales for setrusumab.*

KER-065 Is Unsafe and Inefficacious

We do not support the continued development of KER-065 for Duchenne muscular dystrophy (DMD)

- Keros took the exceptionally unusual approach to *descend* dose levels in the multiple *ascending* dose (MAD) portion of their healthy volunteer study for KER-065. This is not a practice we can recall seeing from other biotech companies
- We believe that this confusing design reflects emerging safety concerns, as KER-065 showed significant, dose dependent increases in hemoglobin, as well as elevated levels of creatine phosphokinase (CK) and lipase
- As a result, we believe KER-065 was unable to reach efficacious dose levels

> There is clearly a broader inflammatory response that we're seeing here … You're getting muscle, pancreas, liver [signs of inflammation]. I don't know for sure but would have to look for further safety issues.
>
> — NEUROLOGIST AT MAJOR ACADEMIC MEDICAL CENTER

Single Ascending Dose (SAD)


1 mg/kg
Active n=4
Placebo n=2
3 mg/kg
Active n=4
Placebo n=2
5 mg/kg
Active n=4
Placebo n=2

Multiple Ascending Dose (MAD)


2 mg/kg
Active n=4
Placebo n=2
1.25 mg/kg
Active n=8
Placebo n=4

Most Commonly Reported TEAEs (TEAE Preferred Term)	SAD					MAD			
	KER-065 1.0 mg/kg (N=4) n (%)	KER-065 3.0 mg/kg (N=4) n (%)	KER-065 5.0 mg/kg (N=4) n (%)	KER-065 Total (N=12) n (%)	Placebo (N=6) n (%)	KER-065 1.25 mg/kg (N=8) n (%)	KER-065 2.0 mg/kg (N=7) n (%)	KER-065 Total (N=15) n (%)	Placebo (N=6) n (%)
Injection site erythema	2 (50.0)	2 (50.0)	0	**4 (33.3)**	**2 (33.3)**	4 (50.0)	3 (42.9)	**7 (46.7)**	**0**
Headache	1 (25.0)	0	2 (50.0)	**3 (25.0)**	**0**	1 (12.5)	4 (57.1)	**5 (33.3)**	**1 (16.7)**
Blood creatine phosphokinase increased	0	2 (50.0)	1 (25.0)	**3 (25.0)**	**0**	3 (37.5)	1 (14.3)	**4 (26.7)**	**1 (16.7)**
Alanine aminotransferase increased	0	0	1 (25.0)	**1 (8.3)**	**0**	2 (25.0)	2 (28.6)	**4 (26.7)**	**2 (33.3)**
Lipase increased	0	1 (25.0)	0	**1 (8.3)**	**0**	2 (25.0)	2 (28.6)	**4 (26.7)**	**0**
Injection site pain	1 (25.0)	0	0	**1 (8.3)**	**2 (33.3)**	1 (12.5)	2 (28.6)	**3 (20.0)**	**0**
Aspartate aminotransferase increased	0	0	1 (25.0)	**1 (8.3)**	**0**	2 (25.0)	1 (14.3)	**3 (20.0)**	**3 (50.0)**
Injection site pruritus	0	1 (25.0)	0	**1 (8.3)**	**0**	1 (12.5)	2 (28.6)	**3 (20.0)**	**0**

Source: Company data presentation from March 31, 2025

KER-065 Is Unsafe and Inefficacious (Cont.)

KER-065 demonstrates weaker muscle-building efficacy than even a previously failed treatment in DMD, underscoring its limited therapeutic potential



Thigh muscle volume – placebo adjusted
5%
4%
3%
2%
1%
0%
0.5%
2.0%
3.4%
4.8%
3.5%
Lean body mass/MRS – placebo adjusted
5%
4%
3%
2%
1%
0%
0.6%
1.2%
2.7%
2.4%
0.7%
KER-065
taldefgrobep alfa

Dose	1.25 mg/kg	2 mg/kg	45mg Q1W	90mg Q1W	180mg Q1W
Time point	71/85 days	71/85 days	57 days	57 days	57 days
N	8	6/7	12[1]	12	9

> The lean mass increase is not that much … Don't think it's that impressive after a few months. Would that translate to increased strength? No, I don't think so.
>
> If you look at bone density … that doesn't translate to a big increase in whole body bone mineral density. You'd expect to see that translate … They're showing 2% compared to placebo. That's a little underwhelming.
>
> — NEUROLOGIST AT MAJOR ACADEMIC MEDICAL CENTER

- Taldefgrobep alfa (a similar muscle-directed, TGF-β class therapy) was terminated early for futility in a Phase 3 DMD trial. According to trial disclosures: *"These estimates indicate that the muscle growth observed in DMD with taldefgrobep alfa was not sufficient to provide a meaningful change in NSAA total score over 1 year."*
- Biomarker data indicates that KER-065 is even less potent than taldefgrobep alfa in promoting muscle growth
  - In comparing healthy male volunteer data from the taldefgrobep alfa program with recent disclosures for KER-065 in a similar population, KER-065 demonstrated weaker effects on both thigh muscle volume and lean body mass

[1] N=11 for thigh muscle volume.
Source: Muntoni F, et al. "The Clinical Development of Taldefgrobep Alfa: An Anti-Myostatin Adnectin for the Treatment of Duchenne Muscular Dystrophy" Neurology and Therapy, 2024

Disappointing KER-012 and KER-065 Data Caused the Stock Price to Plummet…

The market responded negatively to trial data from KER-012 and KER-065, which revealed serious adverse side effects

Keros Therapeutics Stock Price[1]



$70
$60
$50
$40
$30
$20
$10
$0
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Dec-24
Jan-25
Feb-25
Mar-25
Apr-25
May-25
Jun. 17, 2024
Announced appointment of CEO Dr. Jasbir Seehra as Board Chair
(10%)
Aug. 7, 2024
Released Q2'24 earnings
(7%)
Nov. 6, 2024
Released Q3'24 earnings
+6%
Dec. 3, 2024
Announced partnership for KER-050 with Takeda
+10%
Dec. 12, 2024
Announced KER-012 Phase 2 TROPOS trial data and adverse side effects
(73%)
Jan. 15, 2025
Halted dosing across all arms of TROPOS Phase 2 trial
(17%)
Mar. 31, 2025
Announced KER-065 Phase I data and adverse side effects
(6%)

1. Source: FactSet and Company filings. Data as of May 6, 2025.

…And Analysts Have Been Forced to Reassess the Company's Potential

Sell-side analysts have significantly lowered their sales forecasts following the release of KER-012 and KER-065 trial data

Consensus Sales Estimates[1]



-84%
-76%
-76%
-81%
$138
$22
$274
$67
$527
$126
$839
$158
2027E
2028E
2029E
2030E
Q3 2024
Today

1. Source: FactSet. Data as of May 6, 2025.

Analysts Have Cut Their Price Targets and Adjusted Their Ratings

The Company's recent clinical setbacks appear to have eroded analyst confidence

Mean Analyst Price Target[1]



$90.25
$81.89
$88.00
$92.63
$90.90
$43.55
$31.00
$29.00
-68%
3Q 23
4Q 23
1Q 24
2Q 24
3Q 24
4Q 24
1Q 25
Current

% Buy / Overweight Ratings[1]



100%
100%
100%
100%
100%
79%
62%
67%
3Q 23
4Q 23
1Q 24
2Q 24
3Q 24
4Q 24
1Q 25
Current

1. Source: FactSet. Data as of May 6, 2025.

KEROS’ MISMANAGEMENT OF ITS PIPELINE HAS DESTROYED STOCKHOLDER VALUE

Keros' Performance Over Recent Time Periods Has Been Disappointing…

1-Year Total Shareholder Return[1]



SPDR S&P Biotech ETF
(15%)
Nasdaq Biotechnology Index
(8%)
Nasdaq Composite Index
9%
Competitors
13%
Proxy Peers
(59%)
KEROS THERAPEUTICS
(77%)

2-Year Total Shareholder Return[1]



SPDR S&P Biotech ETF
(9%)
Nasdaq Biotechnology Index
(5%)
Nasdaq Composite Index
47%
Competitors
35%
Proxy Peers
(49%)
KEROS THERAPEUTICS
(69%)

3-Year Total Shareholder Return[1]



SPDR S&P Biotech ETF
10%
Nasdaq Biotechnology Index
14%
Nasdaq Composite Index
49%
Competitors
31%
Proxy Peers
(33%)
KEROS THERAPEUTICS
(71%)

1. Source: FactSet, Bloomberg. Data as of May 6, 2025.
2. "Proxy Peers" include AKRO, ARCT, CRNX, EDIT, GERN, IDYA, IOVA, KALV, KURA, MRSN, MORF, PTGX, REPL, RCKT, SRRK, SWTX, SNDX and ZNTL. "Competitors" include BHVN, GERN, GOSS, SRRK and UTHR. Peer data refers to median.

…And the Company Has Also Underperformed Over the Longer-Term

4-Year Total Shareholder Return[1]



SPDR S&P Biotech ETF
(39%)
Nasdaq Biotechnology Index
(12%)
Nasdaq Composite Index
34%
Competitors
(1%)
Proxy Peers
(50%)
KEROS THERAPEUTICS
(75%)

5-Year Total Shareholder Return[1]



SPDR S&P Biotech ETF
(21%)
Nasdaq Biotechnology Index
4%
Nasdaq Composite Index
108%
Competitors
41%
Proxy Peers
(42%)
KEROS THERAPEUTICS
(51%)

Total Shareholder Return Since IPO[1]



SPDR S&P Biotech ETF
(2%)
Nasdaq Biotechnology Index
20%
Nasdaq Composite Index
133%
Competitors
61%
Proxy Peers
16%
KEROS THERAPEUTICS
(34%)

1. Source: FactSet, Bloomberg. Data as of May 6, 2025.
2. "Proxy Peers" include AKRO, ARCT, CRNX, EDIT, GERN, IDYA, IOVA, KALV, KURA, MRSN, MORF, PTGX, REPL, RCKT, SRRK, SWTX, SNDX and ZNTL. "Competitors" include BHVN, GERN, GOSS, SRRK and UTHR. Peer data refers to median.

Keros Has Failed to Deliver Value During the Tenures of All Directors

Keros Relative Annualized Total Shareholder Return During Tenure[1,2]

	vs. Proxy Peers	vs. Competitors	vs. Nasdaq Composite	vs. Nasdaq Biotech Index	vs. SPDR S&P Biotech ETF
 Nima Farzan	(11%)	(17%)	(26%)	(12%)	(8%)
 Carl Gordon	(11%)	(17%)	(26%)	(12%)	(8%)
 Tomer Kariv	(11%)	(17%)	(26%)	(12%)	(8%)
 Julius Knowles	(11%)	(17%)	(26%)	(12%)	(8%)
 Ran Nussbaum	(11%)	(17%)	(26%)	(12%)	(8%)
 Jasbir Seehra	(11%)	(17%)	(26%)	(12%)	(8%)
 Mary Ann Gray	(15%)	(25%)	(42%)	(29%)	(20%)
 Alpna Seth	(18%)	(57%)	(65%)	(42%)	(42%)
 Jean-Jacques Bienaimé	(19%)	(81%)	(80%)	(64%)	(59%)

1. Source: FactSet, Bloomberg. Data as of May 6, 2025.
2. "Proxy Peers" include AKRO, ARCT, CRNX, EDIT, GERN, IDYA, IOVA, KALV, KURA, MRSN, MORF, PTGX, REPL, RCKT, SRRK, SWTX, SNDX and ZNTL. "Competitors" include BHVN, GERN, GOSS, SRRK and UTHR. Peer data refers to median.

ADAR1 intends to WITHHOLD support from these nominees up for election at the Annual Meeting

Dr. Mary Ann Gray and Dr. Alpna Seth Have Poor Track Records of Creating Value as Directors



Dr. Mary Ann Gray

Annualized TSR vs. Nasdaq Biotech Index[1]



Palisade Bio (2019-2024)
(91%)
Sellas Life Sciences Group (2016-2017)
(83%)
GTC BioTherapeutics (2007-2010)
(76%)
BioAtla (2020-Present)
(58%)
Mabvax Therapeutics (2004-2009)
(49%)
RAPT Therapeutics (2019-Present)
(49%)
Senomyx (2010-2018)
(35%)
Keros Therapeutics (2020-Present)
(29%)
Sarepta Therapeutics (2018-2022)
(18%)
Dyax Corp (2004-2016)
(17%)
Compass Therapeutics (2022-Present)
2%
Acadia Pharmaceuticals (2005-2016)
3%
Juniper Pharmaceuticals (2016-2018)
12%
Average: (38%)
(120%)
(80%)
(40%)
0%



Dr. Alpna Seth

Annualized TSR vs. Nasdaq Biotech Index[1]



Keros Therapeutics (2023-Present)
(42%)
Bio-Techne Corp (2017-Present)
3%
Seagen (2018-2023)
23%
Average: (5%)
(60%)
(40%)
(20%)
0%
20%

1. Source: FactSet, Bloomberg, Diligent, Boardroom Alpha. Data as of May 6, 2025.

KEROS IS OVERCAPITALIZED AND INEFFICIENT

We Believe Keros Is Maintaining an Excessive Cash Balance

We strongly believe Keros has the financial strength to return $500 million to stockholders while still retaining enough capital to fund any credible initiative currently being evaluated as part of the strategic alternatives review process

Cash and Equivalents ($M)[1]



$266
$231
$280
$332
$561
$721
2020
2021
2022
2023
2024
Q1 2025

Cash and Equivalents as a % of Market Value at 3/31/25[1,2]



174%
48%
24%
KEROS THERAPEUTICS
Proxy Peers
Competitors

1. Source: FactSet and Company filings. Data as of March 31, 2025.
2. "Proxy Peers" include AKRO, ARCT, CRNX, EDIT, GERN, IDYA, IOVA, KALV, KURA, MRSN, MORF, PTGX, REPL, RCKT, SRRK, SWTX, SNDX and ZNTL. "Competitors" include BHVN, GERN, GOSS, SRRK and UTHR. Peer data refers to median.

R&D Costs Have Increased Significantly

R&D expenses have grown, despite the failure of cibotercept and underwhelming KER-065 results

R&D Expenses ($M)[1]



50%
CAGR
$34
$55
$87
$135
$174
2020
2021
2022
2023
2024

1. Source: FactSet.

We Believe Keros' Organizational Infrastructure Is Too Large

Keros appears to have far more employees than it needs to advance its viable clinical opportunities

Number of Employees[1]



+48% CAGR
35
60
105
136
169
2020
2021
2022
2023
2024

Number of Employees per $1M of Projected Revenue[1,2]



2.7
0.5
0.3
1.3
0.4
0.3
1.1
0.2
0.2
2028E
2029E
2030E
Keros Therapeutics, Inc.
Proxy Peers
Competitors

1. Source: FactSet and Company filings. Data as of May 6, 2025.
2. "Proxy Peers" include AKRO, ARCT, CRNX, EDIT, GERN, IDYA, IOVA, KALV, KURA, MRSN, MORF, PTGX, REPL, RCKT, SRRK, SWTX, SNDX and ZNTL. "Competitors" include BHVN, GERN, GOSS, SRRK and UTHR. Peer data refers to median.

Keros' Cash Burn Continues to Escalate

Despite two clinical trial setbacks, Keros is still burning through approximately $40 million in cash each quarter

LTM Net Cash from Operations ($M)[1]



4Q 20
1Q 21
2Q 21
3Q 21
4Q 21
1Q 22
2Q 22
3Q 22
4Q 22
1Q 23
2Q 23
3Q 23
4Q 23
1Q 24
2Q 24
3Q 24
4Q 24
1Q 25
($37)
($39)
($47)
($51)
($62)
($53)
($58)
($68)
($70)
($103)
($111)
($120)
($125)
($135)
($144)
($140)
($161)
($166)

1. Source: FactSet. Q1 2025 net cash from operations is adjusted to exclude $211 million of revenue recognized from the Takeda partnership.

WE BELIEVE THE BOARD HAS DISENFRANCHISED STOCKHOLDERS

We Believe the Board Has Disenfranchised Stockholders

The Board has resisted our efforts to engage constructively and augment the Board

Adopted a Poison Pill

- In conjunction with the strategic alternatives review announcement, the Board adopted a Stockholder Rights Plan (commonly known as a "Poison Pill")
- The plan effectively prevents investors from increasing their ownership stake, despite our conviction in the Company's undervaluation
- We believe this action was taken to curtail the ability of engaged stockholders to influence the Company's direction and serves to shield the Board from accountability
- In our view, the Board should not prevent stockholders from increasing their exposure to the Company's potential upside, especially since the business can be managed better

Blocked Stockholder Nominations After Material Business Updates

- The deadline for stockholders to nominate director candidates under the Company's bylaws was February 28, 2025 – one month before the Company unexpectedly announced a formal strategic alternatives review
- Given this material development, we urged the Board to reopen the nomination window
- We believe stockholders deserve a voice in determining the Company's future, especially after the disappointing clinical results and abrupt shift to a strategic alternatives review process
- Yet, the Board refused to allow stockholders to have input by nominating directors and have acted to entrench themselves

Rejected Our Requests to Engage with Independent Directors

- We attempted to engage directly with the independent directors up for election at this Annual Meeting to better understand their contributions to the Board and their views on the optimal path forward for Keros
- Unfortunately, our repeated requests to have these discussions have been ignored

Rejected Additional Request for Board refreshment

- We made good-faith efforts to work constructively with the Board to add new directors qualified to assist with the ongoing strategic review process
- We suggested two candidates, including Dr. Daniel Schneeberger of ADAR1, that were rejected by the Board just two days later – without a proper evaluation

ADAR1’S PROPOSAL FOR CHANGE

ADAR1's Proposal for Change

1 Restructure the business and reduce costs	• Immediately reduce workforce by at least 70% to: – Drastically lower cash burn and meaningfully extend the Company's operational runway – Focus organizational efforts on advancing Takeda partnership and other essential activities related to KER-050 – Improve financial discipline and rebuild credibility with investors
2 Return excess cash to stockholders	• Return $500 million of excess cash to stockholders via a special dividend • Demonstrate a clear commitment to disciplined capital allocation and long-term value creation
3 Optimize Takeda partnership	• Retain sufficient cash to support and preserve the Takeda agreement, enabling Keros to operate efficiently as a lean, focused royalty platform • Ensure existing stockholders capture the upside from the Takeda partnership through the issuance of a Contingent Value Right (CVR) • Distribute at least 80% of the Takeda-related economics through such CVR or similar mechanism

We Believe Our Proposal Could Unlock Substantial Value

Continue low probability and unsafe development of failed assets

$6

Modeled price/share with current management plan[1]



-56%
$13.76
~$6.00
Current share price
Potential future stock price

Return capital to shareholders and preserve Takeda economics for existing shareholders

$30

Modeled price/share with our proposed plan[2]



+118%
~$30.00
$13.76
Current share price
Potential future stock price

1. ~$16.80/share in current value of cash ($721M after Q1 minus estimated $30M in ongoing costs and accrued liabilities); $7.29-18.25/share in estimated NPV of elritercept Takeda partnership ($300-750 estimated NPV); -$23.92/share in probability-adjusted NPV of Company's projected R&D plans from our internal model (discounted probability adjusted revenues and ~$1.1BM in costs over 6-7 years); $0.17-11.13/share range rounded to the nearest $/share
2. ~$16.80/share in current value of cash ($721M after Q1 minus estimated $30M in ongoing costs and accrued liabilities); $7.29-18.25/share in estimated NPV of elritercept Takeda partnership ($300-750 estimated NPV); $24.09-35.05 range rounded to the nearest $/share

CONCLUSION

We Believe Substantial Change is Required to Unlock Value at Keros

In our view, the Company's underperformance and low valuation will persist without a change in oversight and strategy

We have attempted to engage constructively with Keros

- We have consistently urged Keros to adopt a more disciplined capital allocation strategy, return excess capital to stockholders, and pursue meaningful Board refreshment, none of which the Company has appropriately acted on
- The Company appears unwilling to accept the fact that its planned R&D efforts are unlikely to create value and, in fact, risk further destruction of shareholder value in our view
- Meanwhile, the stock has underperformed, and shareholders have suffered

We believe the Board should continue its strategic alternatives review while also taking immediate steps to return cash to shareholders

- Rather than embracing change and taking necessary steps to enhance value, the Board has refused to consider our recommendations
- The Company continues to recklessly burn cash as management insists on continuing risky clinical programs for KER-012 and KER-065
- Keros should immediately discontinue KER-012 and KER-065, significantly reduce its workforce and distribute $500 million of cash

We believe significant change is required to set Keros back on a path to sustainable value creation

- Without a firm commitment to improving capital allocation and refocusing the pipeline, the Board requires meaningful refreshment to restore investor confidence in its oversight
- To send a clear message that we as stockholders are dissatisfied with Keros' current direction and that meaningful change is necessary, we intend to vote "WITHHOLD" on the re-election of Dr. Mary Ann Gray and Dr. Alpna Seth – the two directors up for election at the Annual Meeting not affiliated with a stockholder